SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BYLAWS OF

AXIA ENERGIA S.A

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - AXIA Energia S.A. (“Company” or “AXIA Energia”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of AXIA Energia into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), AXIA Energia, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - AXIA Energia has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - AXIA Energia will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - AXIA Energia has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II- promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - AXIA Energia may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 AXIA Energia shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the AXIA Energia Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation.

Paragraph 4 - AXIA Energia shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is BRL 70,135,201,405.27 (seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents) divided into 2,028,544,286 (two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A1" preferred shares, 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) preferred shares of class "B1" and 1 (one) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of AXIA Energia shall be:

I       common, in nominative form, with the right to one vote per share;

II       classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

lll      class “C” preferred, in nominative form, with the right to one vote per share.

IV       class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases;

V        1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws.

Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11.

Article 5 - AXIA Energia is authorized to increase its capital up to the limit of BRL 130,000,000,000.00 (one hundred and thirty billion Brazilian reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Brazilian Law No. 6,404/1976, as amended (“LSA”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of AXIA Energia is divided, regardless of its participation in the capital.

Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by AXIA Energia confer voting Rights under the terms of article 111, paragraph 1, of LSA, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of AXIA Energia is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the AXIA Energia meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I       That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II       If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III       Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV       Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep AXIA Energia informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of AXIA Energia.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of AXIA Energia.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 30% (thirty percent) of the voting capital of AXIA Energia and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 100% (one hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 50% (fifty percent) of the voting capital of AXIA Energia and does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 200% (two hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company.

Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11.

Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder.

Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of LSA, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 5- Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6.

Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share.

Paragraph 7 –The class “C" preferred shares:

I        shall be entitled to one vote per share;

II        shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company;

III        shall have priority in the reimbursement of capital, without premium;

IV        shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and

V        shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below.

Paragraph 8 – Subject to paragraphs 10 and 11 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms:

I        4% (four percent) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below;

II        all class “C” preferred shares eventually remaining, in the fiscal year 2031.

Paragraph 9 – Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 8, item I above, until all such shares have been converted or redeemed.

Paragraph 10 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case:

I.        the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors;

II.        the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 9 above;

III.        any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption;

IV.        the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and

V.        subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares.

Paragraph 11 –Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,9 and 10 above, and the provisions of items III to V of such paragraph 10 shall not apply.

Paragraph 12 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 8, 9, and 10, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply.

Paragraph 13 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met.

Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs.

Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below:

VRPNR = (VC/TA) × 10%

where:

VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares;

TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and

VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places.

Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction.

Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution.

Article 12 - The capital increases of AXIA Energia will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all AXIA Energia shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - AXIA Energia may issue non-convertible securities and debentures.

Article 15 - AXIA Energia, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I       take the management accounts, examine, discuss and vote on the financial statements;

II       resolve on the allocation of net income for the year and the distribution of dividends;

III       elect the members of the Board of Directors and the Fiscal Council;

IV       establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V       establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the LSA, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of LSA.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of AXIA Energia.

CHAPTER IV

Rights Attributed to the Federal Government

Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at AXIA Energia' extraordinary general meeting held on April 29, 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote:

I       three (3) members to the Board of Directors of AXIA Energia; and

II       one (1) member of the Fiscal Council of AXIA Energia, and his/her respective alternate.

Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than 30% (thirty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote:

I       two (2) members to the Board of Directors of AXIA Energia; and

II       1 (one) member of the Fiscal Council of AXIA Energia, and his/her respective alternate.

Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than 20% (twenty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of AXIA Energia.

Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group.

Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages.

Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable AXIA Energia’ internal policies, including their eligibility.

Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by AXIA Energia, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government.

Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement:

I       To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the LSA and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election;

II       Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the LSA and other applicable provisions;

III       Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the LSA and other applicable provisions;

IV       Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the LSA and other applicable provisions; and

V       Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the LSA and other applicable provisions.

Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by AXIA Energia, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and AXIA Energia ' internal policies.

Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes.

Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out.

CHAPTER V

Management

Article 26 - The Management of AXIA Energia, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 27 - The exercise of the positions of members of the AXIA Energia Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of AXIA Energia require certain requirements for the investiture in the position of management of AXIA Energia, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 28 - The investiture in the management position of AXIA Energia shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I       representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II       of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III       of a person who holds a position in a union organization.

IV       of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V       of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by AXIA Energia, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by AXIA Energia, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by AXIA Energia.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I       hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II       have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of paragraph 3 of Article 28, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of AXIA Energia or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the AXIA Energia Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the AXIA Energia Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to AXIA Energia.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of LSA.

Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of LSA, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of AXIA Energia’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I       in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and

II       in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I        constitution of new companies though the association of AXIA Energia and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II        related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in AXIA Energia’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting;

III       issuance of securities within the authorized capital;

IV       amendment of the dividend distribution policy; and

V       declaration of interim dividends;

Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I       to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II       to the occupants of trust function, present and past; and

III       employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I       acts performed outside the exercise of the duties or powers of its signatories;

II       acts with bad faith, intent, serious fault or fraud;

III       acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV       indemnities arising from social action provided for in article 159 of LSA or compensation for losses referred to in article 11, paragraph 5, item II, of the Brazilian Law No. 6,385/1976; or

V       other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I       the limit value of the coverage offered;

II       the coverage period; and

III       the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER VI

The Board of Directors

Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by AXIA Energia; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.

Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV.

Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I       hold more than 10% (ten percent) of the total number of shares into which the voting capital of AXIA Energia is divided; or

II       have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of AXIA Energia is divided.

Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by AXIA Energia, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law:

Strategy:

I       establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II       discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III       define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of AXIA Energia and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV       approve the investment projects of AXIA Energia and its subsidiaries, to the extent defined by the internal regulations in force defined by AXIA Energia that regulate the levels of approval in AXIA Energia companies;

Financial statements, dividends and meetings:

V       express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI       submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII       authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII       analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX       resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X       authorize the acquisition of shares issued by AXIA Energia, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI       approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII       exchange of shares or other securities issued by the Company;

XIII       express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV       approve its Internal Regulations and those of its advisory committees, the AXIA Energia Code of Conduct, the main policies of the AXIA Energia companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV       elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI       appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII       elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII       define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX       evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX        approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI       resolve on matters that, by virtue of legal provision or by determination of the

Shareholders’ Meeting, fall under its purview;

XXII       decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII       evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV       implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which AXIA Energia and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV       approve the annual work plan of the Internal Audit; and

XXVI       at any time, the books and papers of AXIA Energia, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the AXIA Energia companies;

XXVIII        approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the AXIA Energia companies;

XXIX       approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the AXIA Energia companies;

XXX       choose and dismiss the independent auditors;

XXXI       resolve on the Company’s strategic trademarks and patents;

XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the AXIA Energia Companies’ Integrity Program and the AXIA Energia Code of Conduct, in accordance with the levels established in the AXIA Energia Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of LSA;

XXXIII       approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV       approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of AXIA Energia in the cost of these benefits; and

XXXV approve, in accordance with the levels established in the Normative of Authorities of the AXIA Energia companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI       determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII       grant leave or license to the President of the Company, including paid leave;

XXXVIII       approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX       approve the maximum number of personnel of AXIA Energia companies and general guidelines for hiring personnel at AXIA Energia and its subsidiaries;

XL       approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI        approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII         authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII       resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV        resolve on the shareholders’ agreements to be signed by AXIA Energia and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of LSA; and

XLV        deliberate on the organization of technical-scientific research entities of business interest to AXIA Energia in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I       on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II       regarding the strategic plans disclosed by the offeror in relation to the company; and

III       regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I       convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II       coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and

III       propose to the Board of Directors appointments to compose the advisory committees; and

Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I       People and Governance Committee;

II       Planning and Projects Committee;

III       Sustainability Committee; and

IV       Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of AXIA Energia.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 38 - The Audit and Risks Committee is responsible for:

I       provide an opinion on the hiring and dismissal of independent audit services;

II       supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III       evaluate the quarterly information, interim statements and financial statements;

IV       monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V       evaluate and monitor the company's risk exposures;

VI       evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII       prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII       have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX       monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X       evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 39 - The People and Governance Committee is responsible for:

I       analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II       assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to AXIA Energia' values, purpose, business and corporate culture.

CHAPTER VII

The Executive Board of Directors

Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 45 - The Executive Board of Officers is responsible for:

I       evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II       take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by AXIA Energia that regulate the levels of approval in the AXIA Energia companies;

III       approve the other policies of AXIA Energia companies and AXIA Energia standards, and may extend them to subsidiaries;

IV       prepare AXIA Energia' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V       approve changes in the organizational structure of the Company and its subsidiaries;

VI       approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII       to adopt its Internal Rules and any amendments thereto;

VIII       instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which AXIA Energia appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX       deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X       delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI       delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII       define the staffing of the Company’s areas;

XIII       supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes;

XIV       ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV       monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI       monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII       prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII       approve the Company’s quarterly financial information;

XIX       approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX       establishing voting guidance for all AXIA Energia subsidiary companies in Meetings of the Câmara de Comercialização de Energia Elétrica - CCEE;

XXI       resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the AXIA Energia companies;

XXII       supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII       evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV       resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the AXIA Energia Companies' Integrity Program and the AXIA Energia Code of Conduct, in accordance with the levels established in the AXIA Energia Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the LSA;

XXV       approve AXIA Energia' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by AXIA Energia;

XXVI       resolve on amendments to shareholders' agreements to be signed by AXIA Energia and its subsidiaries, when they do not involve aspects related to Article 118 of LSA;

XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of AXIA Energia from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors;

XXVIII       approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors; and

XXIX - define guidelines for the issuance and management of power of attorney instruments, without prejudice to the representation rules established in these Bylaws.

CHAPTER VIII

Duties of the Executive President and the Executive Vice-President Officers

Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I       to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II       to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III        to provide information to the Board of Directors and the Fiscal Council of the Company;

IV       to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of AXIA Energia, as well as to supervise their preparation and execution; and

V       coordinate the activities of the members of the Executive Board of Officers.

Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I       manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers;

II       participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III       comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV       designate employees for missions abroad; and

V       approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

Article 49- Except for the cases provided for in the paragraphs of this Article, the representation of the Company, actively and passively, in court or out of court, before any third parties, including authorities, regulatory entities and the general public, as well as in the movement of financial resources, execution of agreements, instruments and other documents that give rise to obligations for the Company, shall only be considered valid and binding when effected by the act or signature of:

I - the Chief Executive Officer, jointly with 1 (one) Executive Vice President;

II - 2 (two) Executive Vice Presidents, jointly;

III - 2 (two) attorneys-in-fact with specific powers, jointly; or

IV - the Chief Executive Officer or any Executive Vice President, together with 1 (one) attorney-in-fact with specific powers.

Paragraph 1 - The Company may be represented individually by the Chief Executive Officer, by any Executive Vice President, or by an attorney-in-fact with specific powers, exclusively for the performance of the following acts:

I - representation of the Company in court, actively or passively, with powers ad judicia, including et extra, except for the performance of acts that entail a waiver of the Company’s rights;

II - representation of the Company at Shareholders’ Meetings, Quotaholders’ Meetings, or equivalent meetings, of companies, consortia and other entities in which the Company holds an interest; or

III - performance of acts of mere administrative routine, including those carried out outside the Company’s headquarters, before bodies of any level of government, customs authorities, public service concessionaires, regulatory bodies, public offices, boards of trade, the Labor Courts, INSS, FGTS and other entities with a similar purpose;

IV - representation of the Company for the execution of memoranda of understanding, letters of intent, confidentiality agreements and other instruments of a preliminary or exploratory nature, provided that such instruments do not result in the assumption of financial obligations by the Company vis-à-vis third parties, nor establish any binding commitment regarding the execution of future transactions or agreements that imply the disbursement of the Company’s funds;

V - representation of the Company in legal acts and transactions in cases expressly established by the Board of Executive Officers, pursuant to Article 45, item XXIX, of these Bylaws.

Paragraph 2 - For purposes of item III of Paragraph 1 of Article 49, acts of mere administrative routine are considered those that do not result in assumption and/or release of obligations by the Company vis-à-vis third parties, including, but not limited to, signing correspondence, declarations, notifications, letters, official communications, requests and other documents of a non-binding nature.

Article 50- Powers of attorney shall always be granted or revoked by 2 (two) members of the Board of Executive Officers, who shall expressly define the extent of powers delegated to the attorney-in-fact, and shall contain a fixed term, except for powers of attorney granted for purposes of representation ad judicia, including et extra, and for representation in administrative and judicial proceedings, which may be granted for an indefinite term.

CHAPTER IX

The Fiscal Council

Article 51 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met.

Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the AXIA Energia Code of Conduct and other internal regulations issued by the Company.

Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws.

Article 52 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the LSA.

Article 53 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I       supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II       give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III       give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV       report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V       convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI       analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers;

VII       examine the financial statements for the fiscal year and give an opinion on them;

VIII       approve its internal Regulations and any amendments;

IX       monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X       exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 54 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER X

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 55 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 56 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER XI

Fiscal Year and Financial Statements

Article 57 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by AXIA Energia for all legal purposes.

Article 58 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I       at least 25% (twenty-five percent) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 57; and

II       up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital stock.

Article 59 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 60 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to AXIA Energia those that are not claimed within 3 (three) years after the date of commencement of payment.

CHAPTER XII

Transitional Provisions

Article 61 - The amendment to the bylaws approved at the Extraordinary General Meeting held on February 26, 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 62 - The amendment to the bylaws approved at the Extraordinary General Meeting held on February 26, 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 63 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting.

Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.